UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

                                     Optium Corporation

(Name of Issuer)

                Common Stock, par value $0.0001 Per Share

(Titles of Class of Securities)

                                             68402T 10 7

     (CUSIP Number)

                                      December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68402T 10 7		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tarrant Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 1,399,660
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,399,660
WITH:	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,399,660
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (1)
12		TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on total outstanding of 25,324,100 shares of Common Stock as of December 6, 2006 as reported on the Issuer’s 10-Q filed December 12, 2006.

Item 1(a).	Name of Issuer:

Optium Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

500 Horizon Drive, Suite 505 Chalfont, Pennsylvania 18914

Item 2(a).	Name of Person Filing:

Tarrant Advisors, Inc., a Delaware corporation (the "Reporting Person"), is the general partner of TPG Ventures Professionals, L.P., which is the managing member of TPG Ventures Holdings, L.L.C., which is the sole member of TPG Ventures Advisors, L.L.C. TPG Ventures Advisors, L.L.C. is the general partner of TPG Ventures GenPar, L.P., which is the general partner of TPG Ventures, L.P. ("TPG Ventures"). TPG Ventures directly owns certain shares of the Common Stock of the Issuer. Because of the Reporting Person’s relationship to the TPG Funds, the Reporting Person may be deemed to beneficially own such shares.

David Bonderman and James G. Coulter are the sole shareholders of the Reporting Person, and therefore may be deemed to beneficially own the Common Stock owned by the Reporting Person.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Forth Worth, Texas 76102
Item 2(c).	Citizenship:
Delaware
Item 2(d).	Titles of Classes of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”).
Item 2(e).	CUSIP Number:
68402T 10 7
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
	(a)	Amount Beneficially Owned:
See response to Item 9 on the cover page.
	(b)	Percent of Class:
See response to Item 11 on the cover page.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.
(ii) Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.
(iii) Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.
(iv) Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

Tarrant Advisors, Inc.
By: /s/ Clive D. Bode
Name: Clive D. Bode
Title: Vice President